Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

02034751

May 10, 2002

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Attn: Filing Desk

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 05 2002
WASH. D.C.
164

Dear Sirs:

SUPPL

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934
File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period August 1 - March 31, 2002. Please note we had no filings from August to December 31, 2001.

1) January 21, 2002 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;

2) January 21, 2002 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F as filed;

3) January 23, 2002 letter to CDNX & BCSC c/w Annual Report, Form 51-901F, August 31/02 Audited Financial Statements, Information Circular and related proxy materials as filed;

4) January 23, 2002 letter to CDNX c/w News Release as disseminated;

5) January 23, 2002 letter to BCSC c/w Form 53-901F as filed;

6) January 28, 2002 letter to BCSC c/w Quarterly Report Form 51-901F and financial statements for the three-month period ended November 30/01;

7) February 21, 2002 letter to CDNX c/w News Release as disseminated;

8) February 21, 2002 letter to BCSC c/w Form 53-901F as filed;

dlw 6/10

9) February 25, 2002 letter to CDNX c/w News Release as disseminated;

10) February 25, 2002 letter to BCSC c/w Form 53-901F as filed;

11) March 6, 2002 letter to CDNX c/w News Release as disseminated;

12) March 6, 2002 letter to BCSC c/w Form 53-901F as filed;

13) March 8, 2002 letter to CDNX c/w Management Agreement as filed;

14) March 25, 2002 letter to CDNX c/w Form 4A Notice Form as filed;

15) March 26, 2002 letter from CDNX conditionally accepting the private placement.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

Gary Musil,
President/Director

GM/rm

Received as above
per: ______________________
Print Name

Enclosures

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 21, 2002

Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C. V7Y 1H1

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated January 21, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (Fax: 687-2304)
   1550 – 609 Granville Street
   Vancouver, B.C.

FAXED

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street
   Vancouver, B.C.

Yours truly,

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors
- Steele & Co., C.G.A.
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 21, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

Bruce E. Bried, Professional Engineer joins the Board

Montoro Resources (the "Company") is pleased to announce that Bruce E. Bried of Nevada, U.S.A has agreed to join the board of Montoro Resources Inc.

Mr. Bried will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

Mr. Bried's thirty years of management responsibilities and experience in the mining industry in various capacities in Engineering, Reclamation and Operations will bring valuable input to the Company.

Mr. Bried's more significant experience in the last ten years has been with Homestake Mining Company as General Manager of the Lead Mine in South Dakota and the Snip Mine in British Columbia. Prior to this he was the Mine Superintendent at Eskay Creek in British Columbia and Chief Engineer and then Mine Superintendent at Teck-Corona (Homestake) Operating Corporation's David Bell Mine in Marathon, Ontario.

Prior to Homestake he was the Mine Manager for Goldcorp in Red Lake, Ontario and Dickenson Mines - Silvana Division in New Denver, British Columbia.

Other Business:
Herbert Ackerman has resigned from the Board.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 21, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of January 21, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

January 21, 2002

ITEM 3. PRESS RELEASE

Issued January 21, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Bruce E. Bried, Professional Engineer joins the Board. Herbert Ackerman has resigned from the Board.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Bruce E. Bried, Professional Engineer joins the Board

Montoro Resources (the "Company") is pleased to announce that Bruce E. Bried of Nevada, U.S.A has agreed to join the board of Montoro Resources Inc.

Mr. Bried will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

Mr. Bried's thirty years of management responsibilities and experience in the mining industry in various capacities in Engineering, Reclamation and Operations will bring valuable input to the Company.

Mr. Bried's more significant experience in the last ten years has been with Homestake Mining Company as General Manager of the Lead Mine in South Dakota and the Snip Mine in British Columbia. Prior to this he was the Mine Superintendent at Eskay Creek in British Columbia and Chief Engineer and then Mine Superintendent at Teck-Corona (Homestake) Operating Corporation's David Bell Mine in Marathon, Ontario.

Prior to Homestake he was the Mine Manager for Goldcorp in Red Lake, Ontario and Dickenson Mines - Silvana Division in New Denver, British Columbia.

Other Business: Herbert Ackerman has resigned from the Board.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 21st day of January, 2002.

File #82-3999

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

January 23, 2002

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: **Montoro Resources Inc.**

We confirm that the following material was sent by pre-paid mail on January 23, 2002 , to the registered shareholders of Common shares of the subject Corporation:

1. Annual Report / Notice of Annual General Meeting / Information Circular / Quarterly Report - BC Form 51-901F for the quarter ended August 31, 2001 / Audited Financial Statements for the years ended August 31, 2001 and 2000 / Schedule B-C
2. Proxy
3. Supplemental Mail List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.
In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

MONTORO RESOURCES INC.

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6

Tel: (604) 683-6648, Fax: (604) 683-1350, E-Mail: gmusil@direct.ca

2002 ANNUAL GENERAL MEETING

	Annual Report to the Shareholders
	Notice of Annual General Meeting of Shareholders
ANNUAL GENERAL MEETING	Information Circular
	Audited Financial Statements as at August 31, 2001
Place:	501 - 905 West Pender Street Vancouver, B.C.
Time:	10:00 a.m.
Date:	Thursday, February 21, 2002

MONTORO RESOURCES INC.

CORPORATE DATA

Head Office

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6
Contact: Gary Musil
Tel: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.MontoroResources.com

Directors and Officers

Gary Musil, President/Director
Roger Agyagos, Secretary/Director
Kenneth B. Liebscher, Director
Bruce E. Bried, Director

Registrar and Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C., V6C 3B9

Solicitors

Beruschi & Company
Barristers & Solicitors
501 - 905 West Pender Street
Vancouver, B.C., V6C 1L6

Auditors

Steele & Co.
Chartered Accountants
Suite 808 - 808 West Hastings Street
Vancouver, B.C. V6C 1C8

Listing

Canadian Venture Exchange
Symbol: MNQ
12g3-2(b) #82-3999

Montoro Resources Inc. (CDNX-MNQ)

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 16, 2002

Annual Report to the Shareholders

Montoro Resources Inc. is principally engaged in the acquisition, exploration and development of mineral properties and accordingly has no revenue from any of its properties.

During the year 2000/2001, Montoro completed a $100,000 exploration program on a large nickel/copper property in the Ungava area of northern Quebec. The property was within 5 km of Falconbridge's producing Raglan Mine. The Raglan Mine is presently an important world source of nickel, palladium, platinum, cobalt and copper.

The results of our program were not encouraging, however, based on significant palladium and platinum values recorded by other junior mining companies in the south trend of the Raglan belt - Ungava area, Montoro has acquired another claim block for exploration.

The main focus in the year 2001 has been to raise financing to pursue this prospect. The relentless bear market for junior resource companies showed no signs of abating over the past year, however, at present, we are starting to see a rebirth of optimism which Montoro believes will provide a framework to raise money to enable the Company to proceed forward with our prospect in 2002. The recent exploration success of another junior, Canadian Royalties Inc. ("CZZ") in the south trend Raglan - Ungava area should help in these matters.

At this time, the Company wishes to extend sincere thanks to our valued shareholders for your patience, faith and commitment to Montoro.

On behalf of the Board of Directors,

"Gary Musil"

Gary Musil,
President/Director

MONTORO RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Montoro Resources Inc. (hereinafter called the "Company") will be held at Suite 501 - 905 West Pender Street, Vancouver, British Columbia on February 21, 2002 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended August 31, 2001 and the report of the auditor thereon;

(b) To re-appoint Steele & Co., Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To determine the number of Directors at four;

(e) To elect Directors for the ensuing year;

(f) To consider and, if thought fit, to pass Special Resolutions that:

  (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 13,164,291 shares are issued and outstanding, into 12,500,000.00 shares without par value, of which 1,645,536.38 shares will be issued and outstanding, every eight (8) of such shares before consolidation being consolidated into one (1) share without par value; and

  (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

  (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(g) To consider and, if thought fit, to pass Special Resolutions that:

  (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 13,164,291 shares are issued and outstanding, into 16,666,666.67 shares without par value, of which 2,194,048.50 shares will be issued and outstanding, every six (6) of such shares before consolidation being consolidated into one (1) share without par value; and

  (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

  (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(h) To consider and, if thought fit, to pass a Special Resolution that:

(i) the name of the Company be changed from Montoro Resources Inc. to Consolidated Montoro Resources Inc. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;

(i) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company's Transfer Agent, Computershare Trust Company of Canada, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of January, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Musil"
GARY MUSIL
President and Director

MONTORO RESOURCES INC.

600 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Telephone: (604) 683-6648

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JANUARY 16, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON FEBRUARY 21, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Montoro Resources Inc. (the "Company") for use at the Annual General Meeting of Members to be held on February 21, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on December 20, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA AT 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. January 16, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 13,164,291 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at five. Management is proposing to decrease the size of the Board to four Directors. If this resolution is passed, four Directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Gary Musil Vancouver, BC President and Director	Financial Officer of Belmont Resources Inc. since Dec. 1/99; Accountant/Manager of 311180 B.C. Ltd. from 1990 - 1999	February 17, 2000 to date	30,000
Roger Agyagos North Vancouver, BC Secretary and Director	Office Manager, Jan. 1995 to present; Building Contractor, June 1993 to Jan. 1995	January 16, 1998 to date	100,000
Kenneth B. Liebscher Vancouver, BC Director	Sales Manager of U.S. & Foreign Company, June 1993 to date	December 30, 1998 to date	Nil
Bruce E. Bried Sparks, NV, USA Nominee	Self-employed Mining Consultant, Jan. 1, 2002 to date; Corporate Reclamation Manager with Homestake Mining Company, Apr. 2001 to Dec. 31, 2001; General Mine Manager, Homestake Mining Company, 1996 to Apr. 2001;	Nominee	Nil

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada except for Bruce E. Bried who is ordinarily resident in the USA.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Herbert Ackerman, Kenneth B. Liebscher and Gary Musil are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Gary Musil became the President of the Company and Chief Executive Officer on May 30, 2000. Prior thereto, Herbert Ackerman was the President and Chief Executive Officer of the Company from January 16, 1998. The Following table discloses annual salary and bonus compensation and long-term compensation received by these officers of the Company (the "Named Executive Officers") during the financial years ended August 31, 1999, 2000 and 2001, being the three most recently completed financial years. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
GARY MUSIL President and C.E.O.	2001 2000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Note 1 Note 2
HERBERT ACKERMAN Former President and C.E.O.	2000 1999	Nil Nil	Nil Nil	Nil Nil	Nil 200,000	Nil Nil	Nil Nil	Nil Nil

1 $10,000 in office service fees was paid or accrued to a non-reporting company managed by Gary Musil. Mr. Musil is also a Director of the non-reporting company.

2 $950 in office service fees was paid or accrued to a non-reporting company which is 50% owned by Gary Musil, President and a Director of the Company.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services

rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officers during the most recently completed financial year.

No Options were exercised by Named Executive Officers during the most recently completed financial year or outstanding to Named Executive Officers at July 31, 2001. On January 17, 2001 the Company was declared inactive. No new Options may be granted and Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the Canadian Venture Exchange. All outstanding Options expired without exercise on March 23, 2001.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended August 31, 2001 or the current financial year in view of compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change-in-control, where, in respect of a Named Executive Officer, the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

No Options were exercised by non-executive Directors during the most recently completed financial year or outstanding to non-executive Directors at July 31, 2001. On January 17, 2001 the Company was declared inactive. No new Options may be granted and Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the Canadian Venture Exchange. All outstanding Options expired without exercise on March 23, 2001.

MANAGEMENT CONTRACTS

The Company is not party to any management contracts.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended August 31, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Steele & Co., Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Steele & Co. were first appointed auditors on February 6, 1998.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since September 1, 2000

Other Related Party Transactions

During the financial year ended August 31, 2001, the Company entered into certain transactions with Directors or former Directors of the Company or companies controlled by Directors or former Directors of the Company as follows:

1. $10,000 in office service fees was paid or accrued to a non-reporting company which is managed by Gary Musil, President and a Director of the Company. Mr. Musil is also a Director of the non-reporting company.

2. $8,850 for office rent and related expenses was paid or accrued to a public company of which Gary Musil, President and a Director of the Company, and Nicolo Bellanca, a former Director of the Company, and Kenneth Liebscher, a Director of the Company, are Directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Consolidation and Increase in Authorized Capital

Member approval is being requested to Special Resolutions which would approve a consolidation and re-organization of the Company's shares to give the Company greater flexibility in future financings. Management is requesting approval to the consolidation all of the Company's common shares without par value from 100,000,000 shares without par value, of which 13,164,291 shares are issued and outstanding, into 12,500,000.00 shares without par value, of which 1,645,536.38 shares will be issued and outstanding, every eight (8) of such shares before consolidation being consolidated into one (1) share without par value. Alternatively, management is requesting approval to the consolidation all of the Company's common shares without par value from 100,000,000 shares without par value, of which 13,164,291 shares are issued and outstanding, into 16,666,666.67 shares without par value, of which 2,194,048.50 shares will be issued and outstanding, every six (6) of such shares before consolidation being consolidated into one (1) share without par value.

Further, the members are also being asked to approve the increase of the number of shares which the Company is authorized to issue after the consolidation to 100,000,000 shares without par value.

Change in Corporate Name

Member approval is requested to a Special Resolution which would approve a change in the name of the Company from Montoro Resources Inc. to Consolidated Montoro Resources Inc. or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 16th day of January, 2002.

MONTORO RESOURCES INC.

"Gary Musil"
GARY MUSIL
Chief Executive Officer and Chief Financial Officer

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*August 31, 2001*
Date of Report:	*January 15, 2002*
Name of Issuer:	*Montoro Resources Inc.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*President/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	gmusil@direct.ca
Website Address:	www.MontoroResources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*January 15, 2002*
Directors Name:	*Kenneth B. Liebscher*	Date Signed:	*January 15, 2002*

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AUGUST 31, 2001

STEELE & CO.
CHARTERED ACCOUNTANTS

STEELE & CO.*
CHARTERED ACCOUNTANTS
*Representing incorporated professionals

SUITE 808
808 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA V6C 1C8

TELEPHONE: (604) 687-8808
TELEFAX: (604) 687-2702
EMAIL: email@steele-co.ca

AUDITORS' REPORT

To the Shareholders of
Montoro Resources Inc.

We have audited the balance sheets of Montoro Resources Inc. (a development stage company) as at August 31, 2001 and 2000 and the statements of operations and deficit, mineral interests and exploration costs and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.

Steele & Co.

Vancouver, Canada
January 3, 2002

CHARTERED ACCOUNTANTS

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

AUGUST 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT		
CASH	$ 1,244	$ 2,351
MARKETABLE SECURITIES (NOTE 4)	3,000	12,500
OTHER	1,234	972
	5,478	15,823
OWING FROM RELATED PARTIES (NOTE 6)	3,000	0
MINERAL INTERESTS (NOTES 3 AND 5)	0	44,405
	$ 8,478	$ 60,228
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE	$ 13,622	$ 8,389
OWING TO RELATED PARTIES (NOTE 6)	65,654	25,000
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (NOTE 8)	2,398,516	2,388,516
CONTRIBUTED SURPLUS, ARISING ON CANCELLATION OF ESCROW SHARES	3,518	3,518
DEFICIT	(2,472,832)	(2,365,195)
	(70,798)	26,839
	$ 8,478	$ 60,228

APPROVED BY THE DIRECTORS

"Gary Musil"

"Kenneth B. Liebscher"

STEELE & CO.
CHARTERED ACCOUNTANTS

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

	2001	2000
MINERAL INTERESTS AND EXPLORATION COSTS		
SOUTH TREND - UNGAVA PROJECT	$ 20,891	$ 0
UNGAVA PROJECT	(5,000)	0
LAC ROCHER PROJECT	(4,594)	0
SHEEPTRAIL MINE WRITTEN OFF	0	1,000
	11,297	1,000
ADMINISTRATION EXPENSES		
BANK CHARGES AND INTEREST	3,989	19,644
FILING FEES AND TRANSFER AGENT	6,712	7,195
OFFICE AND MISCELLANEOUS	14,088	9,439
PROFESSIONAL SERVICES	9,023	6,166
RENT	5,600	11,000
SHAREHOLDER INFORMATION	2,275	2,777
TELEPHONE	748	459
	42,435	56,680
WRITE-DOWN OF MARKETABLE SECURITIES	9,500	0
NET LOSS FOR THE YEAR (NOTE 7)	63,232	57,680
DEFICIT BEGINNING OF THE YEAR	2,365,195	2,307,515
MINERAL INTERESTS AND DEFERRED COSTS OF PRIOR YEARS (NOTE 3)	44,405	0
DEFICIT END OF THE YEAR	$ 2,472,832	$ 2,365,195
LOSS PER SHARE	$ .01	$ .01

STEELE & CO.
CHARTERED ACCOUNTANTS

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF MINERAL INTERESTS AND EXPLORATION COSTS (NOTE 3)

FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

	2001	2000
SOUTH TREND - UNGAVA PROJECT (QUEBEC)		
ACQUISITION COSTS	$ 20,891	0
UNGAVA PROJECT (QUEBEC)		
PERMITS	0	2,500
ACQUISITION COSTS	2,500	15,000
GEOLOGICAL AND GEOPHYSICAL	42,906	0
RECOVERY OF COSTS		
CASH	(50,000)	(55,000)
MARKETABLE SECURITIES	0	(12,500)
	(4,594)	(50,000)
LAC ROCHER PROJECT (QUEBEC)		
ACQUISITION COSTS	(5,000)	30,000
MINERAL INTERESTS AND EXPLORATION COSTS (RECOVERIES) FOR THE YEAR	$ 11,297	$ (20,000)
DEFERRED COSTS BEGINNING OF THE YEAR	$ 44,405	$ 65,405
DEFERRED IN THE YEAR	0	(20,000)
WRITTEN OFF TO OPERATIONS	0	(1,000)
WRITTEN OFF TO RETAINED EARNINGS	(44,405)	0
DEFERRED COSTS END OF THE YEAR (NOTE 3)	$ 0	$ 44,405

SUMMARY OF PROJECT COSTS FROM INCEPTION

	TOTAL	2001	2000
PROPERTIES IN GOOD STANDING			
SOUTH TREND - UNGAVA	$ 20,891	$ 20,891	$ 0
ABANDONED PROPERTIES			
UNGAVA	$ 2,311	$ (4,594)	$ (50,000)
LAC ROCHER	32,500	(5,000)	30,000
	$ 34,811	$ (9,594)	$ (20,000)

STEELE & CO.
CHARTERED ACCOUNTANTS

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED AUGUST 31, 2001 AND 2000

	2001	2000
CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES		
NET LOSS FOR THE YEAR	$ (63,232)	$ (57,680)
ITEMS NOT REQUIRING AN OUTLAY OF CASH		
SHARES ISSUED FOR MINERAL INTEREST	10,000	0
SHARES ISSUED IN SETTLEMENT OF DEBT	0	50,998
WRITE-DOWN OF MARKETABLE SECURITIES	9,500	0
MINERAL INTERESTS AND EXPLORATION COSTS	0	1,000
	(43,732)	(5,682)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
OTHER	(262)	798
ACCOUNTS PAYABLE	5,233	(40,973)
	(38,761)	(45,857)
FINANCING ACTIVITIES		
OWING FROM RELATED PARTIES	(3,000)	0
OWING TO RELATED PARTIES	40,654	25,000
SHARE CAPITAL ISSUED FOR CASH	0	12,000
	37,654	37,000
INVESTING ACTIVITIES		
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	0	7,500
CHANGE IN CASH FOR THE YEAR	(1,107)	(1,357)
CASH BEGINNING OF THE YEAR	2,351	3,708
CASH END OF THE YEAR	$ 1,244	$ 2,351

STEELE & CO.
CHARTERED ACCOUNTANTS

1. GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a Company is not expected to continue operations for the foreseeable future. The Company has not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended August 31, 2001 and 2000, the Company sustained net losses of $63,232 and $57,680 and had a working capital deficiency of $8,144 at August 31, 2001.

2. ACCOUNTING POLICIES

a. Mineral Interests and Deferred Exploration Costs

The Company is engaged in the exploration and development of mineral resource properties and records mineral interests at cost or at an ascribed amount if the consideration is common shares. The Company includes in costs the lease and option payments made on properties that are held under lease and option agreements. Costs and recoveries relating to exploration and development projects are deferred when it is probable that those costs are recoverable from future operations.

The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

b. Estimates and Fair Values

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates. The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

c. Environmental Issues

It is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

2. ACCOUNTING POLICIES (CONTINUED)

d. Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years. Generally the Company is entitled to reserve up to 10% of its issued capital for stock based compensation plans. No compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.

e. Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

3. CHANGE IN ACCOUNTING POLICY

The Company has adopted the accounting guideline for enterprises in the development stage and will defer the costs of mineral interests and exploration costs only when it is probable that the costs are recoverable from future operations. The change is applied retroactively without the restatement of prior years' financial statements. The deficit at the beginning of the year has been adjusted by writing off the costs deferred at the previous year end.

4. MARKETABLE SECURITIES

Marketable securities consist of an investment in a public company with common management and directors and are carried at the lower of cost and market value. Cost is the value ascribed to the securities received as consideration for a 50% interest in the Company's Ungava Project. The value of the investment has been written down to market value at August 31, 2001.

5. MINERAL INTERESTS AND EXPLORATION COSTS

The Company has acquired mineral interests in various properties located in Canada.

Property in Good Standing

South Trend - Ungava Project (Quebec)

The Company acquired a 100% interest in the project for $10,000 and 100,000 common shares (issued at an ascribed value of $10,000). The properties are subject to a 3% net smelter royalty.

Abandoned Properties

Ungava Project (Quebec)

The Company acquired a 100% interest in the project for $40,000 and 100,000 common shares (issued at an ascribed value of $15,000). The Company sold a 50% interest in the project to a public corporation with common management and directors for $55,000 and 50,000 common shares of the purchaser (at an ascribed value of $12,500).

Lac Rocher Project (Quebec)

The Company acquired a 50% interest in the project from a public corporation with common management and directors for $30,000 and 50,000 common shares (issued at an ascribed value of $7,500).

6. RELATED PARTY TRANSACTIONS AND MANAGEMENT

The Company shares office facilities and has common management and directorships with a number of public and private corporations. The Company is charged for office rentals and administrative services on a proportional cost basis. Charges of $18,850 (2000 - $24,600) were made in the year by related companies. Management believes that the methods of cost allocations and resultant costs are reasonable. Amounts owing to/from related parties are recorded as non-current due to the uncertainty of timing of payment.

7. INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years' taxable income. As at August 31, 2001, operating losses of approximately $515,000 were available for carry forward. The availability of these losses expires as follows: 2002 - $133,000; 2003 - $127,000; 2004 - $76,000; 2005 - $23,000; 2006 - $56,000; 2007 - $57,000; and 2008 - $43,000. No benefit in respect of these losses has been recognized in the accounts. Resource-related expenditures available for carry-forward amount to approximately $1,452,000.

8. SHARE CAPITAL

a. Authorized

100,000,000 common shares without par value

b. Issued and Outstanding

	Shares	Value
Balance August 31, 1999	12,517,625	$ 2,306,516
Shares issued for cash, warrants exercised	80,000	12,000
Shares issued for settlement of debt	466,666	70,000
Balance August 31, 2000	13,064,291	2,388,516
Shares issued for mineral interest	100,000	10,000
Balance August 31, 2001	13,164,291	$ 2,398,516

c. Share Issue Commitments

Outstanding incentive stock options and share purchase warrants to acquire common shares are:

Incentive Stock Options

2000	Expired	2001	Terms
1,210,000	(1,210,000)	0	$.15 to March 23, 2001

Share Purchase Warrants

2000	Expired	2001	Terms
250,000	(250,000)	0	$.175 to July 27, 2001

9. SUPPLEMENTAL INFORMATION

Disaggregation of certain administration expenses for the years ended August 31, 2001 and 2000 is:

	2001	2000
Office and Miscellaneous		
Related party administration charges	$ 12,650	$ 8,600
Office supplies, courier and miscellaneous	1,438	839
	$ 14,088	$ 9,439
Professional Fees		
Accounting and audit	$ 4,625	$ 3,049
Legal	4,398	3,117
	$ 9,023	$ 6,166

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION
AUGUST 31, 2001

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

A. **Deferred Exploration & Development**

- Costs are related to work on the Ungava nickel/cobalt mineral properties (as detailed in Schedule A and Note 5 in the accompanying Financial Statements).

General & Administrative Expenses

- Audit & legal are higher than the same period for 2000. Office rent was lower due to the Company's move to smaller less expensive shared offices. Overall administrative expenses were down approx. 25.1% compared to previous year, with the most significant decrease in interest charges - $3,989 for August 31, 2001 compared to $19,644 for the comparable period one year previous - due to payment of numerous accounts payable.

SECTION 2 - RELATED PARTY TRANSACTIONS

The Company shares office facilities and has common management and directorships with a number of public and private corporate related parties. The Company is invoiced by Belmont Resources Inc. for office rentals and administrative services on a proportional costs basis. Management believes that the methods of cost allocations and resultant costs are reasonable. Amounts owing includes $56,740 payable to a corporate related party regarding monies advanced against expenses incurred on the Ungava exploration program. See additional Note 6 in the accompanying Financial Statements.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Securities Issued for the twelve months ended August 31, 2001:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
June 1/01	Common Shares	Property Acquisition	100,000	$0.10	$10,000	Property Payment	Nil

(b) Options Granted during the quarter ended August 31, 2001:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT AUGUST 31, 2001

(a) Authorized share capital – 100,000,000 common shares without par value.

(b) The Company has issued and allotted shares of its capital stock totalling 13,164,291 for a value of $2,398,516.

(c) Options, warrants, and convertible securities outstanding as at August 31, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	Nil	---	
Share Purchase Warrants	Nil *	$0.175	July 27, 2001

* 250,000 share purchase warrants @ $0.175 expired July 27, 2001 unexercised.

(d) Shares in escrow or subject to pooling as at August 31, 2001:

Common shares in escrow - Nil

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT REPORT DATE:

Gary Musil .... President/Director
Roger Agyagos .... Secretary/Director
Kenneth B. Liebscher........... Director
Herbert Ackerman .... Director

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION & ANALYSES

REVIEW OF OPERATIONS IN THE QUARTER ENDED AUGUST 31, 2001 AND UP TO THE DATE OF THIS REPORT:

Nature of Business:

The Company is engaged in the exploration and development of mineral resource properties.

The Company recently acquired 100% interest in a 81-unit (3360 hectares) mineral block in the Ungava area.

Investor Relations Activities:

There were no investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. No investor relations arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a) Acquisitions & Dispositions:

On May 7, 2001 the Company signed an agreement to acquire 100% interest in an 81 map-designated unit mineral block in the south trend of the Ungava Raglan area. Terms of the agreement were $10,000 cash (Paid), 100,000 shares (issued June 1/01) and a 3% NSR.

(b) Material Expenditures: Resource Properties

See Schedule A - Statement of Mineral Interests and Exploration Costs, and accompanying Notes 3 and 5.

(c) News Releases & Material Change Reports:

November 22, 2000 - Montoro has completed the initial summer field program on its Nunavik (Ungava), Northern Quebec property.

The program was carried out on an exploration cost-sharing basis with Belmont Resources Inc. ("BEO"). The initial program consisted of helicopter-supported reconnaissance geological mapping, Beep-Mat geophysical prospecting, airborne magnetometer interpretation and sampling to follow up on targets identified from air photo's, enhanced images and regional airborne surveys. A total of 47 samples were collected and analyzed for gold, platinum, palladium, nickel & copper content. Anomalous values were not returned from the prospecting samples. The exploration located the pyroxenite sill that was targeted and a few others as well that were not known from earlier mapping.

January 17, 2001 - Further to CDNX bulletin dated January 16, 2001 this release is to confirm that the Company has been designated as Inactive effective January 17, 2001, in accordance with Policy 2.6. The Company does not meet all the Tier Maintenance Requirements of CDNX as outlined in CDNX Policy 2.5. Trading in the securities of the Company will continue under the inactive designation. The Company is expected to initiate and file its reactivation plan within 12 months and is required to achieve tier maintenance requirements no later than July 18, 2002, failing which trading in the securities of the Company may be suspended.

April 11, 2001 - Mr. Nicolo Bellanca resigned from the Board of Directors.

May 7, 2001 - The Company announced it had signed an agreement to acquire an 81 map - designated unit mineral block in the Ungava, Raglan Area of Northern Quebec.

This South Trend Prospect, encompassing approx. 33 square kilometers (3360 hectares) is in close proximity to the Falconbridge's Delta - Oasis property containing approximately 800,000 tons grading 3.05% Nickel, 1.26% Copper and 2.25 grams/tonne platinum group minerals (PGM's).

Montoro acquired 100% interest for $10,000 cash, 100,000 shares and a 3% NSR. Montoro has applied for an exploration assistance grant from the Quebec Government and expects to complete a preliminary exploration program on this property during 2001. Montoro was a successful applicant last year receiving a similar grant for 50% of their $100,000 exploration program in the Raglan area.

The Raglan camp is expected to see renewed exploration interest this year with the announcement by NovaWest Resources ("NVE") and Redmond Ventures Corp. ("RMD") of $7.0 million in exploration expenditures over three years. Some of Canada's most significant palladium and platinum values are from the Raglan area, with NovaWest itself reporting palladium values up to 26.76 g/t and platinum values up to 9.3 g/t from 1997/98 samples of hard rock surface outcrops. In addition, Canadian Royalties Inc. ("CZZ") has announced an agreement with Ungava Minerals Exploration Inc. ("Ungava") to acquire an interest in a 173 square-kilometer nickel and copper deposit to the east of Montoro's South Trend prospect. Canadian Royalties expects to spend $1.75 million over 4 years on the Expo-Ungava project which hosts approximately 19 million tons at .47% Ni and .51% Cu. Canadian Royalties plans to conduct tests and sample existing drill core for PGM potential of this property.

June 4 2001 - Further to the News Release of May 7, 2001 the Company announced that we have completed the 100% acquisition of an 81 unit mineral block ("South Trend Prospect") in the Ungava, Raglan Area of Northern Quebec. No finder's fee was paid as a result of this transaction.

(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Canadian Venture Exchange: None

(e) Regulatory Approval:

- On January 12, 2001 the Company was informed by CDNX that in accordance with CDNX Policy 2.5 section 2.2 the Company will be designated as an Inactive Issuer. The Company has 12 months to file the documentation required to meet the maintenance requirements (i.e. $50,000 unallocated working capital, exploration financing, etc.). The Company shares will continue to trade on CDNX during this period.

- On May 18, 2001 the CDNX accepted for filing the May 7, 2001 agreement between the Company and 862539 Alberta Ltd. (Jennifer L. Boyle) as detailed previously in this report.

(f) Working Capital: The Company's Current Liabilities exceed its Current Assets by $8,144. Administrative expenses have been cut significantly to a minimum operating level.

The Company's new management is actively seeking financing by way of private placement to provide working capital for exploration of its property interest and for acquisition of additional resource interests.

(g) General & Subsequent Events:

On December 20, 2001 the Company advertised Advance Notice of its upcoming Annual General Meeting to be held on February 21, 2002. Mailing of the Annual Report, Information Circular, proxy related materials and August 31, 2001 audited financials will take place on January 18, 2002.

(h) Financings, Principal Purposes and Milestones:

(i)

Budgeted Use of Proceeds $	Actual Use of Proceeds $
N/A	N/A

(ii) Material Variances - N/A

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MONTORO RESOURCES INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON FEBRUARY 21, 2002.

The undersigned, a registered Member of the Company, hereby appoints Gary Musil, or failing him, Roger Agyagos, both Directors of the Company, or instead of either of them ____________________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on February 21, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Steele & Co., Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at four.

4. The election of the following as Directors:

   (a) GARY MUSIL: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) ROGER AGYAGOS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) KENNETH LIEBSCHER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) BRUCE E. BRIED: FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 13,164,291 shares are issued and outstanding, into 12,500,000.00 shares without par value, of which 1,645,536.38 shares will be issued and outstanding, every eight (8) of such shares before consolidation being consolidated into one (1) share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

   (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

6. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 13,164,291 shares are issued and outstanding, into 16,666,666.67 shares without par value, of which 2,194,048.50 shares will be issued and outstanding, every six (6) of such shares before consolidation being consolidated into one (1) share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

   (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

7. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

(i) the name of the Company be changed from Montoro Resources Inc. to Consolidated Montoro Resources Inc. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

If you desire to designate as Proxy a person other than Gary Musil or Roger Agyagos, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the office of the Company's Transfer Agent, Computershare Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ________

DATED this ______ day of ____________________, 2002.

SUPPLEMENTAL MAILING LIST
RETURN CARD

TO: **SHAREHOLDERS OF MONTORO RESOURCES INC.**

If you wish to be included in the supplemental mailing list for MONTORO RESOURCES INC. (the "Company") in order to receive its interim financial statements, please complete and return this card to:

Montoro Resources Inc., 600 - 625 Howe Street, Vancouver, BC V6C 2T6

TO: MONTORO RESOURCES INC.

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED: ____________________

____
Signature

____
Name - please print

____
Address

____

____
Name and title of person signing
if different from name above.

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 23, 2002

Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C. V7Y 1H1

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated January 23, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (Fax: 687-2304)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors
- Steele & Co., C.G.A.
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 23, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

Montoro Resources Inc. (the "Company") wishes to announce that at its upcoming Annual General Meeting of members on February 21, 2002 it will be seeking the consent of members to a consolidation of its share capital on an eight for one, or alternatively a six for one basis, and a change of its name to Consolidated Montoro Resources Inc. or such other name as the Board of Directors may approve.

The Company currently has 13,164,291 shares outstanding and 1,645,536 shares will be outstanding after the consolidation on an eight for one basis or 2,194,049 after the consolidation on a six for one basis. Incidental to the consolidation, the Company will be increasing its post-consolidation authorized capital to 100,000,000 shares.

The share consolidation is being proposed in order to allow the Company greater flexibility to raise financings for any future transactions.

The share consolidation and change of name are subject to members' approval and being accepted for filing by the Canadian Venture Exchange.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 23, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of January 23, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

January 23, 2002

ITEM 3. PRESS RELEASE

Issued January 23, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company wishes to announce that at its upcoming Annual General Meeting of members on February 21, 2002 it will be seeking the consent of members to a consolidation of its share capital on an eight for one, or alternatively a six for one basis, and a change of its name to Consolidated Montoro Resources Inc. or such other name as the Board of Directors may approve.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Montoro Resources Inc. (the "Company") wishes to announce that at its upcoming Annual General Meeting of members on February 21, 2002 it will be seeking the consent of members to a consolidation of its share capital on an eight for one, or alternatively a six for one basis, and a change of its name to Consolidated Montoro Resources Inc. or such other name as the Board of Directors may approve.

The Company currently has 13,164,291 shares outstanding and 1,645,536 shares will be outstanding after the consolidation on an eight for one basis or 2,194,049 after the consolidation on a six for one basis. Incidental to the consolidation, the Company will be increasing its post-consolidation authorized capital to 100,000,000 shares.

The share consolidation is being proposed in order to allow the Company greater flexibility to raise financings for any future transactions.

The share consolidation and change of name are subject to members' approval and being accepted for filing by the Canadian Venture Exchange.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 23rd day of January, 2002.

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

January 28, 2002

SEDAR FILED

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned Company on January 28, 2002.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR.

Attached please Find: 51-901F

- Quarterly Report Form 61 and Financial statements for the three-month period ended November 30, 2001.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosure

c.c.
- Alberta Securities Commission (SEDAR)
- Canadian Venture Exchange, Attn: Records Dept.
- Beruschi & Company, Solicitors, Attn: Douglas E. Eacrett
- Computershare Trust Company, Attn: Mariano Banting, Account Manager, Client Services Dept.
- Steele & Co., CA Attn: Roger Street
- Securities & Exchange Commission, Wash. D.C. USA
- Directors (4)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*November 30, 2001*
Date of Report:	*January 25, 2002*
Name of Issuer:	*Montoro Resources Inc.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*President/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	gmusil@direct.ca
Website Address:	www.MontoroResources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*January 25, 2002*
Directors Name:	*Roger Agyagos`*	Date Signed:	*January 25, 2002*

MONTORO RESOURCES INC.

Financial Statements

November 30, 2001

Unaudited - Prepared by Management

(with comparative unaudited figures for November 30, 2000)

MONTORO RESOURCES INC.

Balance Sheets
November 30, 2001 and August 31, 2001
(Unaudited - Prepared by Management)

	November 30 2001	August 31 2001
ASSETS		
Current		
Cash	$ 553	$ 1,244
Marketable securities	3,000	3,000
Other	289	1,234
	3,842	5,478
Owing from related parties	3,000	3,000
	$ 6,842	$ 8,478
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 14,156	13,622
Owing to related parties	68,208	65,654
SHAREHOLDERS' EQUITY		
Share capital	2,398,516	2,398,516
Contributed surplus, arising on cancellation of escrow shares	3,518	3,518
Deficit	(2,477,556)	(2,472,832)
	(75,522)	(70,798)
	$ 6,842	$ 8,478

Approved by the Directors: Director Director

MONTORO RESOURCES INC.

Statements of Operations and Deficit
Three Months Ended November 30, 2001 and 2000
(Unaudited - Prepared by Management)

	November 30 2001	November 30 2000
Grant income	$ -	$ 50,000
Administrative expenses		
Audit and legal	250	-
Bank charges and interest	147	261
Filing fees and transfer agent	836	860
Office and miscellaneous	1,771	3,049
Public relations and promotion	217	182
Rent	1,350	1,500
Telephone	153	134
	(4,724)	(5,986)
Income (loss) for the period	(4,724)	44,014
Deficit, beginning of period	(2,472,832)	(2,365,195)
Deficit, end of period	$ (2,477,556)	$ (2,321,181)
Income (loss) per share	$ (.0004)	$ .003

MONTORO RESOURCES INC.

Statements of Cash Flow
Three Months Ended November 30, 2001 and 2000
(Unaudited - Prepared by Management)

	November 30 2001	November 30 2000
CASH PROVIDED (USED) BY		
Operating activities		
Income (loss) for the period	$ (4,724)	$ 44,014
Changes in non-cash working capital items		
Other	1,443	519
Grant receivable	-	(50,000)
Accounts payable	2,590	53,125
	(691)	47,658
Financing activities		
Loan repaid to related parties	-	(5,000)
	-	(5,000)
Investing activities		
Mineral interests and deferred exploration	-	(42,500)
Change in cash for the period	(691)	158
Cash, beginning of period	1,244	2,351
Cash, end of period	$ 553	$ 2,509

MONTORO RESOURCES INC.

Statements of Mineral Interests and Exploration Costs
Three Months Ended November 30, 2001 and 2000
(Unaudited - Prepared by Management)

	November 30 2001	November 30 2000
UNGAVA PROJECT (QUEBEC)		
Acquisition costs	$ -	$ -
Geological and geophysical	-	47,500
	-	47,500
LAC ROCHER PROJECT (QUEBEC)		
Acquisition costs		(5,000)
	-	(5,000)
EXPENDITURES FOR THE PERIOD	-	42,500
DEFERRED COSTS BEGINNING OF PERIOD	-	44,405
DEFERRED COSTS END OF PERIOD	**$ -**	**$ 86,905**
SUMMARY OF PROJECT COSTS		
UNGAVA PROJECT (QUEBEC)	$ -	$ 54,405
LAC ROCHER PROJECT (QUEBEC)	-	32,500
SOUTH TREND PROJECT (QUEBEC)	20,891	-
	$ **20,891**	$ **86,905**

1. BASIS OF PRESENTATION

The interim financial statements of Montoro Resources Inc. (the "Company") have been prepared by management in accordance with generally accepted accounting principles. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended August 31, 2001. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended

2. ACCOUNTING POLICIES

a. Mineral Interests and Deferred Exploration Costs

The Company is engaged in the exploration and development of mineral resource properties and records mineral interests at cost or at an ascribed amount if the consideration is common shares. The Company includes in costs the lease and option payments made on properties that are held under lease and option agreements. Costs and recoveries relating to exploration and development projects are deferred when it is probable that those costs are recoverable from future operations.

The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

b. Estimates and Fair Values

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates. The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

c. Environmental Issues

It is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

d. Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates

not exceeding five years. Generally the Company is entitled to reserve up to 10% of its issued capital for stock based compensation plans. No compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.

3. CHANGE IN ACCOUNTING POLICY

The Company has adopted the accounting guideline for enterprises in the development stage and will defer the costs of mineral interests and exploration costs only when it is probable that the costs are recoverable from future operation. The change is applied retroactively without the restatement of prior years' financial statements.

4. MARKETABLE SECURITIES

Marketable securities consist of an investment in a public company with common management and are carried at the lower of cost and market value. Cost is the value ascribed to the securities received as consideration for a 50% interest in the Company's Ungava Project. The value of the investment has been written down to market value at August 31, 2001.

5. MINERAL INTERESTS AND EXPLORATION COSTS

The Company has acquired mineral interests in various properties located in Canada.

Property in Good Standing

South Trend – Ungava Project (Quebec)

The Company has acquired a 100% interest in the project for $10,000 and 100,000 common shares (issued at an ascribed value of $10,000). The properties are subject to a 3% net smelter royalty.

Abandoned Properties

Ungava Project (Quebec)

The Company acquired a 100% interest in the project for $40,000 and 100,000 common shares (issued at an ascribed value of $15,000). The Company sold at 50% interest in the project for $55,000 and 50,000 common shares of the purchaser (at an ascribed value of $12,500).

Lac Rocher Project (Quebec)

The Company acquired a 50% interest in the project for $30,000 and 50,000 common shares (issued at an ascribed value of $7,500).

6. RELATED PARTY TRANSACTIONS

The Company shares office facilities and has common management and directorships with a number of public and private corporations. The Company is charged for office rentals and administrative services on a proportional cost basis. Charges of $3,239 (2000 - $3,605) were made in the period by related companies. Management believes that the methods of cost allocations and resultant costs are reasonable.

7. SHARE CAPITAL

a. Authorized: 100,000,000 common shares without par value

b. Issued and Outstanding

	2001		2000	
	Number	$ Amount	Number	$ Amount
Balance, beginning of year	13,164,291	2,398,516	13,064,291	2,388,516
Issued during the year for:				
- Property acquisitions	Nil	Nil	100,000	10,000
- Cash (Stock options/warrants)	Nil	Nil	Nil	Nil
Balance, end of period	13,164,291	2,398,516	13,164,291	2,398,516

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION
NOVEMBER 30, 2001

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

A. **Deferred Exploration & Development**

Costs are related to work on the Ungava nickel/cobalt mineral properties (as detailed in Schedule A).

General & Administrative Expenses

Office rent was lower due to the Company's move to smaller less expensive shared offices. Our overall administrative expenses were down approx. 21.1% compared to the previous year, with the most significant decrease in office and administration - $1,771 for November 30, 2001 compared to $3,049 for the comparable period one year ago.

SECTION 2 - RELATED PARTY TRANSACTIONS

The Company shares office facilities and has common management and directorships with a number of public and private corporate related parties. The Company is invoiced by Belmont Resources Inc. for office rentals and administrative services on a proportional costs basis. Management believes that the methods of cost allocations and resultant costs are reasonable.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Securities Issued for the three months ended November 30, 2001:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
NIL							

(b) Options Granted during the quarter ended November 30, 2001:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT NOVEMBER 30, 2001

(a) Authorized share capital – 100,000,000 common shares without par value.

(b) The Company has issued and allotted shares of its capital stock totalling 13,164,291 for a value of $2,398,516.

(c) Options, warrants, and convertible securities outstanding as at November 30, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	Nil	---	---
Share Purchase Warrants	Nil	---	---

(d) Shares in escrow or subject to pooling as at November 30, 2001:

Common shares in escrow - Nil

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT REPORT DATE:

Gary Musil .... President/Director
Roger Agyagos .... Secretary/Director
Kenneth B. Liebscher .... Director
Bruce E. Bried .... Director

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION & ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED NOVEMBER 30, 2001 AND UP TO THE DATE OF THIS REPORT:

Nature of Business:

The Company is engaged in the exploration and development of mineral resource properties.

The Company acquired 100% interest in a 81-unit (3360 hectares) mineral block in the Ungava area during 2001.

Investor Relations Activities:

There were no investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. No investor relations arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a) Acquisitions & Dispositions:

On May 7, 2001 the Company signed an agreement to acquire 100% interest in an 81 map-designated unit mineral block in the south trend of the Ungava Raglan area. Terms of the agreement were $10,000 cash (Paid), 100,000 shares (issued June 1/01) and a 3% NSR.

(b) Material Expenditures: Resource Properties

No expenditures were incurred or paid during the quarter ending November 30, 2001.

(c) News Releases & Material Change Reports:

May 7, 2001 - The Company announced it had signed an agreement to acquire an 81 map - designated unit mineral block in the Ungava, Raglan Area of Northern Quebec.

This South Trend Prospect, encompassing approx. 33 square kilometers (3360 hectares) is in close proximity to the Falconbridge's Delta - Oasis property containing approximately 800,000 tons grading 3.05% Nickel, 1.26% Copper and 2.25 grams/tonne platinum group minerals (PGM's).

Montoro acquired 100% interest for $10,000 cash, 100,000 shares and a 3% NSR. Montoro has applied for an exploration assistance grant from the Quebec Government and expects to complete a preliminary exploration program on this property during 2001. Montoro was a successful applicant last year receiving a similar grant for 50% of their $100,000 exploration program in the Raglan area.

The Raglan camp is expected to see renewed exploration interest this year with the announcement by NovaWest Resources ("NVE") and Redmond Ventures Corp. ("RMD") of $7.0 million in exploration expenditures over three years. Some of Canada's most significant palladium and platinum values are from the Raglan area, with NovaWest itself reporting palladium values up to 26.76 g/t and platinum values up to 9.3 g/t from 1997/98 samples of hard rock surface outcrops. In addition, Canadian Royalties Inc. ("CZZ") has announced an agreement with Ungava Minerals Exploration Inc. ("Ungava") to acquire an interest in a 173 square-kilometer nickel and copper deposit to

the east of Montoro's South Trend prospect. Canadian Royalties expects to spend $1.75 million over 4 years on the Expo-Ungava project which hosts approximately 19 million tons at .47% Ni and .51% Cu. Canadian Royalties plans to conduct tests and sample existing drill core for PGM potential of this property.

June 4, 2001 - Further to the News Release of May 7, 2001 the Company announced that we have completed the 100% acquisition of an 81 unit mineral block ("South Trend Prospect") in the Ungava, Raglan Area of Northern Quebec. No finder's fee was paid as a result of this transaction.

January 21, 2002 - The Company announced that Bruce E. Bried of Nevada, U.S.A agreed to join the board of Montoro Resources Inc.

Mr. Bried will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

Mr. Bried's thirty years of management responsibilities and experience in the mining industry in various capacities in Engineering, Reclamation and Operations will bring valuable input to the Company.

Mr. Bried's more significant experience in the last ten years has been with Homestake Mining Company as General Manager of the Lead Mine in South Dakota and the Snip Mine in British Columbia. Prior to this he was the Mine Superintendent at Eskay Creek in British Columbia and Chief Engineer and then Mine Superintendent at Teck-Corona (Homestake) Operating Corporation's David Bell Mine in Marathon, Ontario.

Prior to Homestake he was the Mine Manager for Goldcorp in Red Lake, Ontario and Dickenson Mines - Silvana Division in New Denver, British Columbia.

Other Business:
Herbert Ackerman has resigned from the Board.

(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Canadian Venture Exchange: None

(e) Regulatory Approval:

(f) Working Capital: The Company's Current Liabilities exceed its Current Assets by $7,314. Administrative expenses have been cut significantly to a minimum operating level.

The Company's management is actively seeking financing by way of private placement to provide working capital for exploration of its property interest and for acquisition of additional resource interests.

(g) General & Subsequent Events:

On December 20, 2001 the Company advertised Advance Notice of its upcoming Annual General Meeting to be held on February 21, 2002. Mailing of the Annual Report, Information Circular, proxy related materials and November 30, 2001 audited financials was completed on January 23, 2002.

On January 15, 2002 the Company filed information with the CDNX regarding the proposed reactivation plan of the Company. On January 16, 2002 the Company was advised by the CDNX that the plan is acceptable in principle. The Company is required to provide evidence that the property acquisition and working capital meets Tier 2 Maintenance Requirements by July 18, 2002.

January 21, 2002 - See News Release as previously mentioned in Section (c)

(h) Financings, Principal Purposes and Milestones:

(i)

Budgeted Use of Proceeds $	Actual Use of Proceeds $
N/A	N/A

(ii) Material Variances - N/A

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

February 21, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated February 21, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

Gary Musil
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A.)(e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

February 21, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

MANAGEMENT AGREEMENT

The Company has signed a Management Agreement with Vista Developments Ltd. effective February 1, 2002 at a rate of $2,500 per month for a period of two years subject to regulatory filing review.

FINANCING

The Company has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 within one year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ON BEHALF OF THE BOARD

Roger Agyagos,
Secretary/Director

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

February 21, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of February 21, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

February 21, 2002

ITEM 3. PRESS RELEASE

Issued February 21, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has signed a Management Agreement with Vista Developments Ltd. and also has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

MANAGEMENT AGREEMENT

The Company has signed a Management Agreement with Vista Developments Ltd. effective February 1, 2002 at a rate of $2,500 per month for a period of two years subject to regulatory filing review.

FINANCING

The Company has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 within one year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 21st day of February, 2002.

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

February 25, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated February 25, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

February 25, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

CONSOLIDATION & AGM APPROVALS

Further to our news release of January 23, 2002 the Company reports that the Annual General Meeting was held on February 21, 2002.

Shareholders re-elected Gary Musil, Roger Agyagos and Kenneth B. Liebscher as directors as well as newly appointed Bruce Bried.

The shareholders also approved all resolutions put forth including the special resolutions authorizing the board to proceed with the 8 to 1 or 6 to 1 rollback/consolidation and name change as they may deem necessary in order to raise financing in the next few months.

Mr. Gary Musil was reappointed President and Chief Financial Officer and Roger Agyagos as Corporate Secretary.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

February 25, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of February 25, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

February 25, 2002

ITEM 3. PRESS RELEASE

Issued February 25, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reports that the Annual General Meeting was held on February 21, 2002.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

CONSOLIDATION & AGM APPROVALS

Further to our news release of January 23, 2002 the Company reports that the Annual General Meeting was held on February 21, 2002.

Shareholders re-elected Gary Musil, Roger Agyagos and Kenneth B. Liebscher as directors as well as newly appointed Bruce Bried.

The shareholders also approved all resolutions put forth including the special resolutions authorizing the board to proceed with the 8 to 1 or 6 to 1 rollback/consolidation and name change as they may deem necessary in order to raise financing in the next few months.

Mr. Gary Musil was reappointed President and Chief Financial Officer and Roger Agyagos as Corporate Secretary.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 25th day of February, 2002.

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

March 6, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated March 6, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

March 6, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

NEW DIRECTOR APPOINTED

Montoro Resources Inc. ("MNQ") is pleased to announce a new Director to the Board.

Ms. Heidi Mader of Vancouver, B.C. has consented to join the Board of Directors. Ms. Mader is currently completing a Bachelor of Science degree and enrolled in the Canadian Securities course.

She will assist the Company in its regulatory filings and search for new financings.

ON BEHALF OF THE BOARD

"GARY MUSIL"

Gary Musil,
President/Director

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

March 6, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of March 6, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

March 6, 2002

ITEM 3. PRESS RELEASE

Issued March 6, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Ms. Heidi Mader of Vancouver, B.C. has consented to join the Board of Directors.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

NEW DIRECTOR APPOINTED

Montoro Resources Inc. ("MNQ") is pleased to announce a new Director to the Board.

Ms. Heidi Mader of Vancouver, B.C. has consented to join the Board of Directors. Ms. Mader is currently completing a Bachelor of Science degree and enrolled in the Canadian Securities course.

She will assist the Company in its regulatory filings and search for new financings.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 6th day of March, 2002.

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street, Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648 Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

March 8, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Corporate Filings

Dear Sir or Madam:

Re: Management Agreement

Pursuant to Policy 3.2 - Filing Requirements and Continuous Disclosure, section 8.3 we submit herewith the following documentation for your review and acceptance:

1) Original Management Agreement dated February 1, 2002;
2) A copy of the Minutes of the February 12, 2002 Directors' meeting approving the Management Agreement;
3) Our filing fee cheque in the amount of $535 (inclusive of GST).

Yours truly,

R. Agyagos

Roger Agyagos,
Secretary/Director

RA/rm

c.c.-Beruschi & Company, Attn: Douglas E.Eacrett, Solicitor
Enclosures

c.c.- Securities & Exchange Commission, Washington,D.C.U.S.A.

MANAGEMENT AGREEMENT

This Agreement dated for reference the 1st day of February 2002.

BETWEEN:

MONTORO RESOURCES INC., of Suite 600 - 625 Howe Street, Vancouver, B.C. V6C 2T6

(the "Company")

OF THE FIRST PART

AND:

VISTA DEVELOPMENTS LTD. #28592 RPO Harbour Centre, 555 West Hastings St. Vancouver, B.C. V6B 4N4

(the "Manager")

OF THE SECOND PART

WHEREAS:

A. The Company desires to retain the Manager for the following reasons:

(a) the Manager has the type of management ability required by the Company;

(b) the Company desires to utilize the business and personal contact base of the Manager; and

(c) to look after the general administration and control of the Company; and

NOW THEREFORE THE PARTIES AGREE as herein set forth:

Duties of the Manager

1. The Manager shall look after general Company administration and control pursuant to the terms and conditions of this Agreement.

2. The Manager shall provide the following:

(a) administration of the day to day affairs of the Company;

(b) liaison with the Company's auditors, accountants and lawyers;

(c) development of financial plans for actual or proposed expansion and development of the Company's business.

(d) aid in negotiating and concluding of future acquisitions of rights, properties and business ventures; and

(e) negotiation and conclusion of future financings of the Company, as required from time to time to carry out those matters referred to in clauses 2(c) and 2(d) hereof, all such services for which the Manager shall be responsible to the Company's Board of Directors.

3. The Manager agrees that he shall, during the continuance of this Agreement, provide sufficient employee time to the business of the Company for the performance of the said services faithfully, diligently, to the best of his abilities and in the best interest of the Company.

Terms of this Agreement

4. The term of this Agreement shall be TWO (2) years commencing on the date of this Agreement.

5. This Agreement shall automatically renew for a further two-year term, unless the Manager or the Company shall give to the other party 60 days notice of non-renewal, in which case it shall terminate.

Compensation to the Manager

6. For the Manager's services under the Agreement, the Company shall pay the Manager a fee in the minimum amount of $2,500 per month ($30,000 per annum) (the "Base Salary").

7. In addition to the payment of the Base Salary, the Company shall reimburse the Manager for all expenses actually and properly incurred by the Manager on behalf of the Company in carrying out his duties and performing his functions under this Agreement and for all such expenses the Manager shall furnish statements and vouchers to the Company.

8. The Base Salary may be increased by the Board of Directors of the Company during the terms of this Agreement and such increase is subject to the acceptance of the applicable regulatory authorities having jurisdiction over this matter.

Reporting by the Manager

9. The Manager shall provide to the Board of Directors such information concerning the Company's business and activities for the previous fiscal quarter as the Directors may reasonably require.

Termination

10. This Agreement may be terminated by the Company prior to the end of the term of this Agreement as set out in Article 5 hereof without cause upon delivery of 60 days written notice, and immediately without notice, if at any time, the Manager while in the performance of his duties:

    (a) commits a material breach or provision of this Agreement;

    (b) is unable or unwilling to perform the duties under this Agreement by reason of illness, incapacity whether physical or mental, or otherwise;

    (c) commits fraud or serious neglect or misconduct in the discharge of his duties hereunder; or

    (d) becomes bankrupt or makes arrangement or comprise with his creditors.

11. The Manager may terminate this Agreement upon giving the Company 60 day's written notice.

Assignment

12. This Agreement may not be assigned by any party except with the written consent of the other party hereto.

General

13. Time shall be of essence of this Agreement.

14. This Agreement is subject to the acceptance of the applicable regulatory authorities having jurisdiction over this Agreement.

15. The parties hereto agree from time to time after the execution hereof to make, do, execute or cause or permit to be made, done or executed all such further and other lawful acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

16. The Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

17. The following rules shall be applied in interpreting this Agreement:

(a) This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns;

(b) any reference herein to the Company or the Manager shall include their heirs, executors, administrators, successors and assigns;

(c) if any provision of this Agreement or any part thereof shall be found or determined to be invalid it shall be severable from the Agreement and the remainder of this Agreement shall be construed as if such invalid provision or part has been deleted from this Agreement.

(d) this Agreement and all matters arising thereunder shall. be governed by the laws of British Columbia and all. disputes arising under this Agreement shall be referred to a court of British Columbia; and

(e) in this Agreement all reference to the singular shall be construed to include the plural where the context so permits, the masculine to include the feminine and neuter gender and where necessary a body corporate and vice versa.

18. Any notice, direction or instrument required or permitted to be given hereunder shall be given in writing and be mailed, postage prepaid or delivered by one party to the other at the addresses first herein appearing. Any notice, direction or other instrument aforesaid if delivered shall be deemed to be given or made on the day which it was delivered if mailed, shall be deemed to have been given or made on the third business day following the day on which it was mailed, provided that if there shall be a postal strike, slow down or other labour dispute which may affect the delivery of such notice through the mail between the time of mailing and the actual receipt of notice then such notice shall only be effective if actually delivered. Any party may, from time to time, give notice of any change of its respective address and, in such event, the address of such party shall be deemed to be changed accordingly.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

The CORPORATE SEAL of
MONTORO RESOURCES INC.
was hereto affixed in the
presence of:

C/S

Authorized Signatory

SIGNED, SEALED & DELIVERED
by VISTA DEVELOPMENTS LTD.
in the presence of:

Gary Musil, President/Director
VISTA DEVELOPMENTS LTD.

Signature of Witness

Vancouver, BC
Address of Witness

Secretary
Occupation of Witness

File 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

March 25, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attention: Corporate Finance

Dear Sirs:

Re: Private Placement

Further to our news release of February 21, 2002, enclosed is our Private Placement Notice Form 4A and Filing Fees in the amount of $695.00 + GST. Please note, we were unable to fulfil the total 2,000,000 units at $0.05 ($100,000) as per our news release, therefore the delay in filing the Notice Form.

We look forward to receiving your response on the above. If you require any additional information, please contact us at the above address.

Yours truly,

Gary Musil
President/Director

Enclosures

c.c. Beruschi & Company, Attn: Douglas E. Eacrett, Solicitor
Securities & Exchange Commission, Wash. D.C. USA

FORM 4A

PRIVATE PLACEMENT NOTICE FORM

Re: MONTORO RESOURCES INC. (the "Issuer").

Trading Symbol: MNQ .

Issued and Outstanding Listed Shares Prior to Private Placement 13,164,291 .

Date Price Reservation Form filed (if applicable) ______________.

Date of News Release Announcing the Private Placement February 21, 2002.

---

1. Total amount of funds to be raised: $78,000 .

2. Description of securities to be issued:

   (a) Class Common .

   (b) Number 1,560,000 .

   (c) Price per security $0.05 .

3. If Warrants are to be issued, provide the following information:

   (a) Number 1,560,000 .

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants 1,560,000 .

   (c) Exercise price of Warrants $0.10 .

   (d) Expiry date of Warrants February 21, 2003 .

4. If Debt Securities are to be issued, provide the following information: N/A

   (a) Aggregate principal amount ______________.

   (b) Maturity date ______________.

   (c) Interest rate ______________.

   (d) Conversion terms ______________.

   (e) Default provisions ______________.

5. Placees - Please complete the following chart for each placee

(a) who will hold ≥5% of the issued and outstanding Listed Shares of the Issuer post-closing of the placement;

(b) who is an Insider; and

(c) who is a member of the Pro Group.

**Name & Address of Purchaser	Number of Securities Purchased	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date if applicable	*Insider=Y ProGroup=P Not Applicable=N/A
Gary Musil 3577 Marshall Street Vancouver, B.C. V5N 4S2	100,000	74(2)(4)	30,000	Mar.11/02	Y
Roger Agyagos 1401 Dempsey Road North Vancouver, B.C. V7K 1S7	60,000	74(2)(4)	100,000	Mar.11/02	Y
Bruce E. Bried 4690 Desert Hills Drive Sparks, NV 89436	100,000	74(2)(4)	Nil	Mar.11/02	Y

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding ≥ 20% of the placee.

6. If a Tier 1 Issuer, please disclose the proposed use of proceeds.

____

If the Issuer is a Tier 2 Issuer, please disclose the use of proceeds and provide a comparison to expenditures on similar categories in the preceding 12 month period.

Use of Proceeds	Expenditures on Similar Categories in Preceding 12 Months
Working Capital	

7. State the estimated working capital on hand as at the preceding month end.

($18,500) Deficit

8. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement: N/A

(a) Sales Agent/broker (name, address, beneficial ownership where applicable) ________.

(b) Cash ________.

(c) Securities ________.

(d) Expiry date of any Agent's Option ________.

(e) Exercise price of any Agent's Option ________.

9. State whether the Sales Agent is a Related Party of the Issuer.

10. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

11. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

12. State whether the Private Placement will result in a change of control.

No

13. State whether shareholder approval of the Private Placement is required.

No

14. State the Prospectus exemption(s) being relied on and the hold period to which the securities will be subject. (Including Exchange four month hold period.)

Exemptions under 128(h) and 74(2)(4) - One year hold period

15. If this transaction is not fully in accordance with Policy 4.1 - Private Placements, indicate where there are deviations, and explain why a waiver of policy is in the best interests of the Issuer and the investing public.

Inactive Issuer - One-time basis allowance at a price of $0.05

File # 823999

[redacted]

March 26, 2002

By Facsimile: (604) 683-1350

Montoro Resources Inc.
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6

Attention: Gary Musil

Dear Sir\Madame:

Re: Montoro Resources Inc. (the "Company") – Submission #73066

Further to the Company's news release dated February 21, 2002, and your notice letter dated March 25, 2002, this is to advise that the Company's proposed private placement of 1,560,000 shares at a price of $0.05 per share with 1,560,000 non transferable warrants attached to purchase 1,560,000 shares at a price of $0.10 per share for a one year period is conditionally acceptable to CDNX (the "Exchange").

Please confirm that no monies from this placement will be used for salaries or to satisfy debt owed to related parties of the company.

We remind the company that the shares acquired pursuant to this placement will be subject to a one year hold.

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing, within 45 days from the date of the Notice, of the documentation required. Please identify in the filing the specific statutory exemption(s) relied on for the issuance. It is the responsibility of the Company to determine the availability of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange, in its discretion, may refuse to provide Final Acceptance in regard to the subscription of one or more subscribers.

- The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- Shareholder approval may be required if the private placement results in a new Control Person being created, or if any one shareholder obtains more than 50% of the company's stock.

- Upon closing, a press release must be issued by the Company, including the expiry dates of the hold period(s) for both the securities issued in the private placement, as well as any securities issued as bonuses, finders' fees or commissions in connection with the private placement.

The Exchange does not require a Filing Statement.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502.

Yours truly,

Karen Chernoff

Karen Chernoff
Analyst
Corporate Finance

KC\le

cc: BC Securities Commission, Attention: Corporate Finance

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